EXHIBIT 99.1

Vicinity Motor Corp. Announces Closing of New US$30 Million Credit Facility with Royal Bank of Canada and Export Development Canada

Credit Facility to Finance VMC 1200 EV Truck Production in 2023 While Maintaining Funding for Existing Bus Orders

VANCOUVER, BC / ACCESSWIRE / February 21, 2023 / Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced that it has successfully closed on a previously announced US$30M credit facility from Royal Bank of Canada (“RBC”) and Export Development Canada (“EDC”) to fund production of the Company’s VMC 1200 class 3 electric truck.

The US$30 million credit facility is designed for use with Vicinity’s VMC 1200 all-electric class 3 truck and can be used for up to 100% of eligible production costs on the vehicle, excluding labor and overhead from Vicinity’s assembly plants. The interest rate on this new facility is prime plus 2% and is secured by the existing assets of the Company. In addition to the US$30 million credit facility for the VMC 1200 trucks, RBC will continue to provide Vicinity with CAD$10 million in an asset-backed facility (ABL) for use with its existing bus orders and a US$3 million letter of credit facility.

“This credit facility expansion enables Vicinity to take advantage of more favorable market conditions and provides us with the working capital necessary to monetize our significant 1,100-unit order backlog for the VMC 1200 electric truck as we ramp production in 2023, while maintaining critical funding for existing bus orders,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “We appreciate the strong support and confidence provided by Royal Bank of Canada and Export Development Canada, helping to enable Canadian companies like Vicinity to be the drivers of a more sustainable future. This financing will help to fuel our growth strategy, with the goal of building long-term value for our shareholders.”

As required by TSX-V Regulations and as previously disclosed in the Company’s third quarter 2022 MD&A, during the quarter ended December 31, 2022, it distributed 4,815,999 shares under its ATM Offering at an average price of US$0.90 per share, having aggregate gross proceeds of US$5,460,597 and aggregate net proceeds of US$5,269,350. The Company paid commissions totaling US$191,246 in connection with the sale of the shares.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC) (“VMC”) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@vicinitymotor.com

Investor Relations Contact:

Lucas Zimmerman

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.uswww.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

SOURCE: Vicinity Motor Corp.